</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,481,474


8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,481,474

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,481,474

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     564,961

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     564,961

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     564,961

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     IC

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     438,240

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     438,240

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     438,240

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON*

     PN

 CUSIP No. 210226106
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, an investment company registered under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, a US Private Investment Fund ("Wintergreen Partners") and (iii) Wintergreen Advisers, LLC, a Delaware limited liability company ("Wintergreen") which acts as sole investment manager of the Wintergreen Fund, Wintergreen Partners and other investment vehicles. (Each of Wintergreen Fund, Wintergreen Partners and Wintergreen may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons"). The Managing Members of Wintergreen are David J. Winters and Elizabeth N. Cohernour (the "Managing Members"), each of which is a citizen of the United States. David J. Winters is the portfolio manager at
Wintergreen and Elizabeth N. Cohernour is the chief operating officer at Wintergreen.

The principal business and principal office address of each of the Managing Members, Wintergreen Fund, Wintergreen Partners and Wintergreen is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Managing Members or Reporting Persons have, during the last
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Managing Members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen may be deemed to beneficially own 1,481,474 Shares.

As of the date hereof Wintergreen Fund beneficially owns 564,961 Shares.

As of the date hereof Wintergreen Partners beneficially owns 438,240 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners and other investment vehicles managed by Wintergreen. The aggregate funds used by the Reporting Persons to make the purchases was approximately $95.1 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Advisory clients of Wintergreen are the beneficial owners of approximately 25.9% of the Issuer's common stock. Wintergreen has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

On January 21, 2008, Wintergreen delivered a letter (the 'January 21 Letter') to the Issuer and members of its Board highlighting its significant concerns with the Issuer's current business strategy. In the January 21 Letter, Wintergreen outlined various measures to re-focus the Issuer's business operations and unlock the true intrinsic value of the Issuer. A copy of the January 21 Letter is attached hereto as Exhibit B and incorporated herein by reference.

Wintergreen may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Wintergreen does not currently have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of
Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Wintergreen may be deemed to be the beneficial owner of 1,481,474 Shares, constituting 25.9% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen has the sole power to vote or direct the vote of 1,481,474 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 1,481,474 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

Wintergreen specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 564,961 Shares (1), constituting 9.9% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 564,961 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 564,961 Shares.

(1) Wintergreen Fund has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 438,240 Shares (1), constituting 7.7% of the Shares of the Issuer, based upon 5,725,806 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 438,240 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 438,240 Shares.

(1) Wintergreen Partners has delegated all of its authority to vote or dispose of the Shares to Wintergreen, its investment manager.

     (c) Wintergreen caused its advisory clients to effect transactions in the Shares during the past 60 days as set forth below:

   DATE              TYPE                NO OF SHARES      PRICE/SHARE
   ----              ----                -----------      ----------

 11/26/07          Purchase                 3,414            61.93
 11/27/07          Purchase                 2,201            61.99
 12/03/07          Purchase                 2,163            62.00
 12/04/07          Purchase                 5,200            61.72
 12/05/07          Purchase                 2,800            61.45


     (d) Inapplicable.

     (e) Inapplicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Letter to Board of Directors dated January 21, 2008

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________


Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________


Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________
January 22, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Amendment No 12 to Schedule 13D dated January 22, 2008, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

January 22, 2008

                                                                Exhibit B

Wintergreen Advisers, LLC
333 Route 46 West
Suite 204
Mountain Lakes, New Jersey
07046

Board of Directors
Consolidated-Tomoka Land Co
c/o Linda Crisp, Corporate Secretary
Post Office Box 10809
Daytona Beach, Florida
32120-0809

January 21, 2008

Dear Board Members;

As you know, advisory clients of Wintergreen Advisers beneficially own 25.9% of the common stock of Consolidated-Tomoka Land Company. Wintergreen has accumulated this stock during the last 23 months during which timeframe Wintergreen Advisers has encouraged management to unlock shareholder value and to explore all strategic alternatives working with competent outside advisers and consultants. To date we have seen no progress.

Specific areas where progress reasonably should have been made by now include:

1. Aligning management compensation to the success of the company in achieving its stated goals rather than having the bonus and compensation structure revolve around selling properties out of inventory.

2. Review of the growth and level of company operating costs; including an analysis of job descriptions and roles in the current market and as company strategy and goals evolve.

3. Hiring competent outside advisors to develop a strategy to better address the long term goals of the company.

4. Following better corporate governance by separating the role of chairman of the board from management. We are prepared to suggest an independent chairman of the board who happens to be an independent director we did not propose as a board member.

5. Hiring forensic accountants to review past years' activities to verify that all proper processes and procedures are in place and have been followed to avoid conflicts of interest by any directors, officers and employees; including, but not limited to, a review of all actions in connection with each so called Section 1031 exchange, the direct and indirect costs of each sale of real estate, the profitability of golf operations and a review of the reasonable corporate purpose behind each company travel, dining and entertainment expense.

6. Improving public disclosure to clarify what actions have been and are being taken to improve long term shareholder value.

7. Review of company activities to determine whether or not the appropriate authority and responsibility resides in the company officers and the board of directors. In particular we are concerned with the degree of independence that appears to exist in officers of the company to unilaterally enter into land sale arrangements in an environment that doesn't appear to fully recognize the appropriateness of such activities.

In light of the slow and/or non existent response from management and the company's meager disclosure, Wintergreen Advisers is considering proposing a slate of three additional directors at the upcoming shareholder meeting. It is our intention if we determine to take this course of action, to contact shareholders to solicit their support of our directors. We believe this action would be in the best interests of all long-term shareholders. We are specifically reserving our rights in the event it becomes necessary to fully participate in protecting the rights and interests of our investment clients. We would take these actions to enhance and protect the interests of all shareholders. In so doing we call your attention to the lack of significant personal investment by all officers identified in the company's revised definitive proxy statement for the 2007 meeting of shareholders and the recent sales of shares by certain reporting persons.


Sincerely yours,

/s/ David J. Winters

David J. Winters, CEO
Wintergreen Advisers, LLC


</SEC-DOCUMENT>
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